Exhibit 20
NEWS RELEASE

                               THE HAIN FOOD GROUP
                           50 Charles Lindbergh Blvd.
                               Uniondale, NY 11553
                                 (516) 237-6200
                               Fax: (516) 237-6240


For Further Information
Please Contact:
Irwin D. Simon, President & C.E.O.            Roger Spencer/Philip Thomas
Hain Food Group                               The P.L. Thomas Group
(516) 237-6200                                (312) 905-8060


FOR IMMEDIATE RELEASE


                       THE HAIN FOOD GROUP, INC. ANNOUNCES
                           LETTER OF INTENT TO ACQUIRE
                             WESTBRAE NATURAL, INC.


     UNIONDALE, NY, September 8, 1997 -- The Hain Food Group, Inc. ("Hain") (Nasdaq:NOSH), announced today that it had executed a non-binding letter of intent with Westbrae Natural, Inc. ("Westbrae") (Nasdaq:WNAT) pursuant to which Hain and Westbrae have agreed to negotiate a definitive agreement whereby Hain would acquire for cash all of the outstanding shares of Westbrae in a tender offer and merger transaction.

     Under the terms of the proposed definitive agreement, a wholly-owned subsidiary of Hain would commence a cash tender offer of $3.625 per share for all of the outstanding shares and shares under option of Westbrae, representing a purchase price of approximately $23.5 million. In connection with the contemplated transactions, Hain also expects to reach an agreement pursuant to which certain directors and officers of Westbrae will agree to tender shares in the offer representing approximately 69 percent of Westbrae's outstanding shares. Execution of the proposed definitive agreement and consummation of the contemplated transactions are subject to certain conditions, including final negotiation of definitive terms, Hain's ability to obtain financing and the satisfactory completion of Hain's due diligence review. In addition, Hain may not proceed with the tender offer and the contemplated transactions if definitive agreements are not executed on or prior to September 11, 1997.

     Irwin D. Simon, president and chief executive officer, commented, "Hain received preliminary approval from its bank for financing of the transaction and a closing of the acquisition is expected to occur by late October. The acquisition is expected to be accretive to Hain's earnings and place Hain's annual revenues, pro forma for the acquisition, at well over $100 million. Andrew Jacobson, currently president of Westbrae, will join the Hain organization upon closing of the transaction and will have a senior role in the management of Hain and Westbrae's natural food business."

     Westbrae (formerly known as Vestro Natural Foods Inc.) is headquartered in Carson, California and is a leading formulator and marketer of high quality natural and organic foods sold under the brand names Westbrae Natural, Westsoy, Little Bear and Bearitos, encompassing 300 food items such as non-dairy beverages, chips, snacks, beans and soups. Westbrae products are sold nationally and its 1997 sales are estimated at $37 million.

     Mr. Simon continued, "The acquisition of Westbrae is another major milestone in the evolution of The Hain Food Group, following our successful acquisitions of Hain Pure Food Company in 1994, Estee Foods in 1995, Boston Popcorn in 1997, and the recent license arrangement with HJ Heinz Company to manufacture and sell dry and refrigerated Weight Watchers products. The acquisition of Westbrae follows our strategy of acquiring specialty food businesses that fit well with our other brands and offer cost efficiencies in management and operations. Westbrae's operations are an ideal fit with this strategy and are expected to provide Hain with potentially significant synergies in the manufacture, marketing and sale of Hain Pure Food and Westbrae natural food products."

     Certain of the statements in this press release are forward-looking in nature and, accordingly, are subject to risks and uncertainties. The actual results achieved may differ materially.

     The Hain Food Group, headquartered in Uniondale, NY, is a specialty food company which has a product portfolio comprised of nine key brands: Hain Pure Foods(R), an all-natural food brand including rice cakes and other snack foods; Estee(R) sugar-free and fructose-sweetened products; Hollywood(R) safflower, canola, and peanut oils, mayonnaise and margarine; Kineret(R) Kosher foods; Featherweight(R) low-sodium foods; Farm Foods(R) frozen vegetarian products; Boston Popcorn(R) snack foods, Weight Watchers(R) dry and refrigerated food products and Alba(R) dry milk mixes and shakes.